

Mail Stop 7010

August 25, 2008

Rohm and Haas Company
Attention: Raj L. Gupta, Chief Executive Officer
100 Independence Mall West
Philadelphia, Pennsylvania 19106

Re: Rohm and Haas Company
Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2008
File No. 001-03507

Dear Mr. Gupta:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter..

Summary, page 6

1.   Please move the "Summary" section so that it appears before the "Questions and Answers about the Merger and the Special Meeting" section. Please see Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.

Recommendation of the Rohm and Haas Board of Directors (Page 21), page 7

2.   Please provide a summary of the more important factors considered by the board in connection with reaching their decision to unanimously recommend that your stockholders vote "FOR" the adoption of the merger agreement. Please see Item 14(b)(1) of Schedule 14A and Item 1001 of Regulation M-A.

The Special Meeting, page 13

Solicitation of Proxies. Page 16

3.   Please state the names of the persons bearing the cost of solicitation. In addition, please
        describe the material features of the contract or arrangement by which you have retained
        or will retain your proxy solicitor. Please see Item 4(a)(3) and (4) of Schedule 14A.

The Merger, page 17

Background of the Merger, page 17

4.   Please state the date on which the board engaged Goldman Sachs for the purpose of
        advising the board and providing a fairness opinion. Please see Item 14(b)(6) of
        Schedule 14A and Item 1015(b)(3) of Regulation M-A.

Opinion of Rohm and Haas's Financial Advisor, page 23

5.   We note your statement on page 24 that the information in this section is a summary of
        the material financial analyses delivered by Goldman Sachs to your board of directors in
        connection with Goldman Sachs rendering its fairness opinion. Please provide us with a
        complete set of all the materials (e.g., board books) Goldman Sachs provided to your
        board of directors in connection with rendering its fairness opinion and presenting its
        related financial analyses.

Illustrative Discounted Cash Flow Analysis, page 27

6.   Please explain how Goldman Sachs determined the ranges for the discount rates,
        EBITDA multiples and free cash flow perpetuity growth rates used in its discounted cash
        flow analysis. In addition, please explain why Goldman Sachs calculated indications of
        net present value of free cash flows only for the second half of 2008, 2009 and 2010 and
        not for a longer period.

Premium Comparison of Selected Transactions, page 29

7.   Please explain why Goldman Sachs selected these transactions for its premium
        comparison. In doing so, please address the characteristics of these transactions that
        make them more comparable to your transaction than the characteristics of other
        transactions that may have been considered by Goldman Sachs but were excluded from
        the premium comparison. In addition, please describe the methodology Goldman Sachs
        used to select the market price for the listed transactions. Your revised disclosure should
        make it clear whether the market price used to make the premium calculation was an
        average calculated over a particular period or a price on a particular date.

8.   We note your statements on page 30 concerning the services that Goldman Sachs and its affiliates have provided to you, for compensation, from time to time. Please provide a narrative and quantitative description of the fees paid or to be paid in connection with such services during the past two years. Please see Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

9.   We note your statement on page 30 that you have agreed to pay Goldman Sachs a transaction fee equal to 25 basis points of the aggregate consideration paid in the transaction. Please state the estimated dollar value of this fee. Please see Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Interests of Rohm and Haas's Directors and Executive Officers in the Merger, page 30

Equity Compensation Awards, page 30

10.   We note your disclosure concerning the *number* of shares constituting or underlying the equity compensation awards for Messrs. Gupta, Croisetiere, Barton, Brondeau, and Lonergan, the nine other Rohm and Haas executive officers (as a group), and the eleven non-employee directors (as a group). Please also state the *dollar value* of these shares using the per-share merger consideration and the assumptions you have already discussed. Please see Item 5(a) of Schedule 14A.

Arrangements with Dow Chemical, page 33

11.   Please provide a brief description of Dr. Brondeau's anticipated compensation arrangements with Dow for his service as chief executive officer of its specialty chemicals business, including the amount of his base salary and any incentive compensation awards or bonuses for which he might be eligible. Please see Item 5(a) of Schedule 14A.

Regulatory Approvals, page 35

12.   Please state the date on which the parties made the notification filing with the European Commission.

        Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dieter King at (202) 551-3338 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephanie Seligman, Esq. (Via Facsimile 212-403-2225)